Mail Stop 3561

March 2, 2006

Joel Kanter, President
Echo HealthcareAcquisition Corporation
8000 Towers Crescent Drive
Suite 1300
Vienna, Virginia 22182

                    RE: **Echo Healthcare Acquisition Corporation**
                           Registration Statement on Form S-1
                           File No. 333-126650
                           Amendment Filed: February 24, 2006

Dear Mr. Kanter:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to this comment.

Undertakings

   1. Please provide the undertakings set forth in Item 512(a)(5) and (a)(6) of
      Regulation S-K, as applicable.

                           Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

You may contact Angela Halac at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc. Richard H. Miller, Esq. (*by facsimile*)
    404-572-6999